UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28708/April 22, 2009

_____
In the Matter of   :
                                    :
RMR FUNDS SERIES TRUST   :
400 Centre St.   :
Newton, MA 02458   :
                                    :
(811-22116)   :
                                    :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF
1940 DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

RMR Funds Series Trust filed an application on February 24,
2009, requesting an order under section 8(f) of the Act
declaring that it has ceased to be an investment company.

On March 27, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28680). The
notice gave interested persons an opportunity to request a
hearing and stated that an order disposing of the
application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission
has not ordered a hearing.

The matter has been considered and it is found, on the basis
of the information set forth in the application, that
applicant has ceased to be an investment company.
Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that
applicant's registration under the Act shall forthwith cease
to be in effect.

For the Commission, by the Division of Investment
Management, under delegated authority.

                              Florence E. Harmon
                               Deputy Secretary